FILED PURSUANT TO RULE 424(b)(3)
REG. STATEMENT NO. 333-64248

Prospectus Supplement No. 1
(to Prospectus dated June 29, 2001)

Common Stock
Par Value $.01 per Share
Dividend Reinvestment and Stock Purchase Plan

    This Prospectus Supplement should be read in conjunction with our Prospectus dated June 29, 2001, which is to be delivered with this Prospectus Supplement.

    As described in question 6, "Who is eligible to participate in the Plan?", the Chairman of the Board has suspended the eligibility of Hawaii residents to participate in the initial stock purchase provisions of the Pacific Century Financial Corporation Dividend Reinvestment and Stock Purchase Plan, as amended. This suspension is effective July 24, 2001, and will remain effective unless and until the Chairman of the Board reinstates the eligibility of Hawaii residents to participate in the initial stock purchase provisions of the Plan.

The date of this Prospectus Supplement is July 24, 2001.